Via EDGAR Correspondence

November 19, 2012

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Washington, DC 20549-3561

Re:	Crescent Financial Bancshares, Inc.

Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A

Filed November 15, 2012

SEC File No. 000-32951

Dear Mr. Webb:

I am writing on behalf of Crescent Financial Bancshares, Inc. (“Crescent”), to provide an EDGAR version of prior e-mail correspondence following our telephonic conversation with the Staff on November 16, 2012.

On November 15, 2012, on behalf of Crescent, our counsel e-mailed the staff the following e-mail correspondence:

Attached is a copy of the proposed changes to the pro forma section to incorporate additional footnote disclosures regarding the adjustments, with comparable changes planned for the other presented pro forma statements. There are no changes to the numbers in the pro forma statements, only the addition of the footnote references.

Also attached is a copy of the proposed revisions to the VantageSouth financial statements to address the changes to the change in definition regarding cash and cash equivalents.

The Company representatives will make themselves available if a further call is appropriate.

As discussed telephonically with the Staff on November 16, 2012, and as reflected in the definitive proxy filed by Crescent today, Crescent believes it is appropriate to make these changes otherwise indicated in our counsel’s email correspondence, as well as certain other clarifying changes to note (d) of the notes immediately following the financial statements in the section of Crescent’s proxy statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

With regard to the revisions to the VantageSouth financial statements, the definitive proxy includes changes to the financial statements described in our counsel’s email correspondence relating to the changes in the definition of cash and cash equivalents. The revised language has been attached as Exhibit B hereto.

***

In connection with the foregoing, Crescent acknowledges that:

•	Crescent is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Crescent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your prompt review and look forward to hearing from you with respect to the foregoing response. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (919) 659-9005 or our securities counsel, Robert D. Klingler, of Bryan Cave LLP in Atlanta, Georgia at (404) 572-6810.

Very truly yours,

/s/ Jonathan Hornaday
Jonathan Hornaday
Senior Vice President
Crescent Financial Bancshares, Inc.

cc:	Robert D. Klingler, Esq. (via e-mail)

Kenneth L. Henderson, Esq. (via e-mail)

Exhibit A

CRESCENT FINANCIAL BANCSHARES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2012

REFLECTING BOTH THE MERGER AND THE ECB MERGER

(in thousands, except per share amounts)

	Crescent Financial Bancshares, Inc. (As Reported)	VantageSouth Bank (As Reported for Predecessor Period From January 1 to January 31, 2012)	VantageSouth Bank (As Reported for Successor Period From February 1 to September 30, 2012)	VantageSouth Bank (As Adjusted for Combined Period)	Adjustments to Reflect VantageSouth Bank Merger		Crescent Financial Bancshares, Inc. (As Adjusted to Reflect VantageSouth Bank Merger)	ECB Bancorp, Inc. (As Reported)	Adjustments to Reflect ECB Bancorp, Inc. Merger		Crescent Financial Bancshares, Inc. (Pro Forma)
INTEREST INCOME
Loans	$24,137	$967	$7,527	$8,494	$(20	)(a)	$32,611	$19,514	$(375	)(f)	$51,750
Investment securities	2,787	66	402	468	-		3,255	6,169	-		9,424
Other interest income	48	3	18	21	-		69	12	-		81
Total interest income	26,972	1,036	7,947	8,983	(20)		35,935	25,695	(375)		61,255
INTEREST EXPENSE
Deposits	3,242	143	922	1,065	-		4,307	4,885	(1,167	)(g)	8,025
FHLB advances and other borrowed funds	2	7	75	82	-		84	549	(113	)(h)	520
Long-term debt	814	-	-	-	-		814	-	-		814
Total interest expense	4,058	150	997	1,147	-		5,205	5,434	(1,280)		9,359
NET INTEREST INCOME	22,914	886	6,950	7,836	(20)		30,730	20,261	905		51,896
Provision for loan losses	3,730	70	387	457	-		4,187	2,783	-		6,970
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	19,184	816	6,563	7,379	(20)		26,543	17,478	905		44,926
NON-INTEREST INCOME
Service charges and fees on deposit accounts	1,315	27	275	302	-		1,617	4,092	-		5,709
Mortgage lending	2,411	27	180	207	-		2,618	1,228	-		3,846
Government guaranteed lending	-	112	1,343	1,455	-		1,455	-	-		1,455
Gain (loss) on sale of available for sale securities	648	-	-	-	-		648	3,544	-		4,192
Other	1,280	11	137	148	-		1,428	350	-		1,778
Total non-interest income	5,654	177	1,935	2,112	-		7,766	9,214	-		16,980
NON-INTEREST EXPENSE
Salaries and employee benefits	12,099	396	3,165	3,561	-		15,660	8,706	-		24,366
Occupancy and equipment	3,251	55	452	507	-		3,758	4,286	-		8,044
System conversion	-	-	436	436	-		436	-	-		436
Other	9,042	297	2,711	3,008	10	(e)	12,060	10,125	225	(i)	22,410
Total non-interest expense	24,392	748	6,764	7,512	10		31,914	23,117	225		55,256
NET INCOME (LOSS) BEFORE INCOME TAXES	446	245	1,734	1,979	(30)		2,395	3,575	680		6,650
Income taxes	109	108	-	108	-		217	961	262	(j)	1,440
NET INCOME (LOSS)	337	137	1,734	1,871	(30)		2,178	2,614	418		5,210
Effective dividend on preferred stock	1,124	-	-	-	-		1,124	797	-		1,921
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(787)	$137	$1,734	$1,871	$(30)		$1,054	$1,817	$418		$3,289
NET INCOME (LOSS) PER COMMON SHARE
Basic	$(0.03)				$0.06		$0.03		$0.04		$0.07
Diluted	$(0.03)				$0.06		$0.03		$0.04		$0.07
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	28,361,159				7,368,140		35,729,299		10,312,186		46,041,485
Diluted	28,361,159				7,368,140		35,729,299		10,312,186		46,041,485

CRESCENT FINANCIAL BANCSHARES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REFLECTING BOTH THE MERGER AND THE ECB MERGER

(in thousands, except per share amounts)

	Crescent Financial Bancshares, Inc. (As Reported for Predecessor Period from January 1 to November 18, 2011)	Crescent Financial Bancshares, Inc. (As Reported for Successor Period From November 19 to December 31, 2011)	Crescent Financial Bancshares, Inc. (As Adjusted for Combined Period)	VantageSouth Bank (As Reported)	Adjustments to Reflect VantageSouth Bank Merger		Crescent Financial Bancshares, Inc. (As Adjusted to Reflect VantageSouth Bank Merger)	ECB Bancorp, Inc. (As Reported)	Adjustments to Reflect ECB Bancorp, Inc. Merger		Crescent Financial Bancshares, Inc. (Pro Forma)
INTEREST INCOME
Loans	$31,569	$4,252	$35,821	$9,110	$(276	)(a)	$44,655	$28,652	$(500	)(f)	$72,807
Investment securities	6,198	313	6,511	551	-		7,062	8,381	-		15,443
Other interest income	82	44	126	63	-		189	44	-		233
Total interest income	37,849	4,609	42,458	9,724	(276)		51,906	37,077	(500)		88,483
INTEREST EXPENSE
Deposits	10,514	616	11,130	1,419	(10	)(b)	12,539	9,208	(2,333	)(g)	19,414
FHLB advances and other borrowed funds	78	18	96	100	(12	)(c)	184	898	(150	)(h)	932
Long-term debt	4,853	624	5,477	-	-		5,477	-	-		5,477
Total interest expense	15,445	1,258	16,703	1,519	(22)		18,200	10,106	(2,483)		25,823
NET INTEREST INCOME	22,404	3,351	25,755	8,205	(254)		33,706	26,971	1,983		62,660
Provision for loan losses	16,718	227	16,945	652	742	(d)	18,339	8,483	-		26,822
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	5,686	3,124	8,810	7,553	(996)		15,367	18,488	1,983		35,838
NON-INTEREST INCOME
Service charges and fees on deposit accounts	1,617	217	1,834	298	-		2,132	4,487	-		6,619
Mortgage lending	1,241	169	1,410	270	-		1,680	1,300	-		2,980
Government guaranteed lending	-	-	-	476	-		476	-	-		476
Gain (loss) on sale of available for sale securities	3,990	(55)	3,935	17	-		3,952	2,631	-		6,583
Other	1,225	153	1,378	146	-		1,524	382	-		1,906
Total non-interest income	8,073	484	8,557	1,207	-		9,764	8,800	-		18,564
NON-INTEREST EXPENSE
Salaries and employee benefits	12,787	2,399	15,186	3,394	-		18,580	13,683	-		32,263
Occupancy and equipment	3,489	436	3,925	516	-		4,441	4,214	-		8,655
Other	11,006	1,441	12,447	3,025	117	(e)	15,589	11,959	300	(i)	27,848
Total non-interest expense	27,282	4,276	31,558	6,935	117		38,610	29,856	300		68,766
NET INCOME (LOSS) BEFORE INCOME TAXES	(13,523)	(668)	(14,191)	1,825	(1,113)		(13,479)	(2,568)	1,683		(14,364)
Income taxes	-	(520)	(520)	708	-		188	(1,544)	648	(j)	(708)
NET INCOME (LOSS)	(13,523)	(148)	(13,671)	1,117	(1,113)		(13,667)	(1,024)	1,035		(13,656)
Effective dividend on preferred stock	1,539	182	1,721	-	-		1,721	1,063	-		2,784
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(15,062)	$(330)	$(15,392)	$1,117	$(1,113)		$(15,388)	$(2,087)	$1,035		$(16,440)
NET INCOME (LOSS) PER COMMON SHARE
Basic	$(1.57)	$(0.01)	$(1.30)		$0.50		$(0.80)		$0.24		$(0.56)
Diluted	$(1.57)	$(0.01)	$(1.30)		$0.50		$(0.80)		$0.24		$(0.56)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	9,586,167	28,353,053	11,848,477		7,368,140		19,216,617		10,312,186		29,528,803
Diluted	9,586,167	28,353,053	11,848,477		7,368,140		19,216,617		10,312,186		29,528,803

(a)	Interest income on loans was adjusted to reflect the difference between the contractual interest earned on loans and the interest income that was recorded by Piedmont based on the loan designation as purchased credit-impaired or purchased non-credit-impaired. Included in this adjustment is the amortization of an interest rate premium on VantageSouth loans resulting from higher average contractual interest rate of VantageSouth loans when compared to market rates at the date of the acquisition in February 2010.

(b)	Interest expense on deposits was adjusted to reflect the amortization of the time deposit premium recorded by Piedmont.

(c)	Interest expense on FHLB advances and other borrowed funds was adjusted to reflect the amortization of the premium recorded by Piedmont.

(d)	Provision for loans losses was adjusted to reflect the additional provision recorded by Piedmont on VantageSouth loans. Piedmont eliminated the historic allowance for loan losses of VantageSouth at the acquisition date in February of 2010. Therefore, Piedmont recorded all future deterioration of purchased loans as well as provisions for loans originated after the February 2010 acquisition. In addition, Piedmont recognized improvements after the acquisition date as a prospective adjustment to yield as opposed to offsetting deterioration in other parts of the portfolio to arrive at a net provision. Conversely, VantageSouth recorded provision to reflect additional net deterioration of the entire portfolio. This allowed improvements in certain parts of the portfolio to offset deterioration in other parts of the portfolio which resulted in a lower provision recorded by VantageSouth when compared to Piedmont.

Also, to a lesser extent, VantageSouth provided for losses incurred after the acquisition date that were included in the initial fair value adjustment made by Piedmont which resulted in a higher provision recorded by VantageSouth, on certain loans, when compared to Piedmont. The net impact of these factors was an increase to provision on a pro forma basis.

(e)	Other noninterest expense was adjusted to reflect the amortization of the core deposit intangible recorded by Piedmont.

(f)	An adjustment has been made to loan interest income to reflect the estimated impact of loan fair value adjustments. The non-credit portion of loan fair value adjustments was assumed to be amortized/accreted on a method that approximated the level yield method over the estimated weighted average life of the portfolio. No determination has yet been made regarding the appropriate loan accounting method post-acquisition (i.e., purchased credit-impaired vs. purchased non-impaired) for loans in ECB’s portfolio. Therefore, the loan accretion estimate made in the pro forma presentation may differ materially from actual accretion income recorded on the ECB loans in periods after the acquisition.

(g)	The estimated premiums on time deposits generated by the ECB Merger are amortized on a straight-line basis over an estimated useful life of eighteen months. This amortization is included as an adjustment to interest expense.

(h)	The estimated premiums on FHLB borrowings generated by the ECB Merger are amortized on a straight-line basis over an estimated useful life of forty-eight months. This amortization is included as an adjustment to interest expense.

(i)	The core deposit intangible generated by the ECB Merger is amortized on a straight line basis over a ten year estimated useful life. Related core deposit intangible amortization expense is included as an adjustment to other non-interest expense.

(j)	The estimated tax expense related to the adjustments generated by the ECB Merger is included as an adjustment to income tax expense.

Exhibit B

Suggested Changes to pages B-11—B-12 of the Second Revised Preliminary Proxy Statement on Schedule 14A:

We believe the change in definition of cash and cash equivalents to be a change in accounting principle which represents a preferable method of accounting for these similar cash instruments. We have, in accordance with accounting guidance, retrospectively applied this change in accounting principle to our statements of cash flows by restating cash and cash equivalents to include cash held in interest bearing deposits in other banks and federal funds sold. The statements of cash flows have been restated to reflect these balances as cash and cash equivalents, and to eliminate the respective increases and decreases of these balances as previously presented within investing activities. The application of this change in accounting principle is deemed to be immaterial and does not change the underlying economics of our business or these transactions.

The differences between the accompanying financial statements and those included in the Preliminary Proxy are summarized below. The combined VantageSouth and Rowan are referred to in these financial statements as the “Bank.” All balances subsequent to the common control date of April 19, 2011 reflect combined balances for the Bank unless otherwise noted.

The tables below summarize the adjustments made to restate VantageSouth’s financial statements to reflect the correction of the error by including the retrospective application of change in reporting entity as of and for the year ended December 31, 2011, as compared to the financial statements included in the Preliminary Proxy. While the financial statements for the year ended December 31, 2010 have been restated from the statements presented in the Revised Preliminary Proxy, the statements included herein are consistent with those presented in the Preliminary Proxy. Therefore, except for the aforementioned change in accounting principle, there are no reconciling amounts for the December 31, 2010, as compared to the Preliminary Proxy. The cash and cash equivalents, as well as the Condensed Statement of Cash Flows as presented within the following table have been adjusted to reflect the impact of this change in accounting principle.

	VantageSouth
		Adjustment for	As Adjusted
		change in	for Change in		Combined
	(As Originally	accounting	Accounting		VantageSouth
	Reported)	principle	Principle	Rowan	(As Restated)

Condensed Statement of Cash Flows

For the year-ended December 31, 2010:
Cash flows from operating activities	$2,615	$-	$2,615	$-	$2,615
Cash flows from investing activities	5,335	(6,790)	(1,455)	-	(1,455)
Cash flows from financing activities	(8,913)	-	(8,913)	-	(8,913)

Cash and cash equivalents, beginning	3,129	7,346	10,475	-	10,475
Cash and cash equivalents, ending	$2,166	$556	$2,722	$-	$2,722

For the year-ended December 31, 2011:
Cash flows from operating activities	$(399)	$-	$(399)	$1,602	$1,203
Cash flows from investing activities	(24,728)	10,279	(14,449)	4,316	(10,133)
Cash flows from financing activities	25,564	-	25,564	1,754	27,318

Cash and cash equivalents, beginning	2,166	556	2,722	-	2,722
Cash and cash equivalents, ending	$2,603	$10,835	$13,438	$7,672	$21,110